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Rider attached to and forming a part of Certificate issued by MONY Life
Insurance Company of America
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The effective date of this Rider is the Certificate Effective Date. If any provision of this Rider is inconsistent with any provision of the Policy under which this Certificate is issued. the Rider provision controls the Rider. . This Certificate Rider contains a summary of the Enhanced Cash Surrender Value Benefit Rider attached to the Policy under which the Certificate is issued. This Certificate is merely evidence of coverage under such Policy Rider.

ENHANCED CASH SURRENDER VALUE RIDER

Definitions - "Insured" means the insured named in the certificate to which this rider is attached.

The Benefit - During the first ten policy years following the Date of Issue of this Rider and subject to the provisions and limitations of this Rider, the amount payable to the Certificate Owner upon a full cash surrender of the certificate of insurance issued under the Policy, will be increased by an additional percentage of the policy value as defined in the certificate less any debt in each policy year as follows:

                                  ENHANCED CASH
                                 SURRENDER VALUE
POLICY YEAR                         PERCENTAGE
1                                  [10.0%
2                                   10.0%
3                                   10.0%
4                                   10.0%
5                                   10.0%
6                                   10.0%
7                                   10.0%
8                                   10.0%
9 and later                            0%

The enhanced amounts indicated above apply only with respect to a complete cash surrender of the Policy and all certificates. The enhancements do not apply to any replacement or exchange of this Policy for another insurance carrier's policy.

The enhanced amounts are not added to the Policy Value of the certificate for purposes of loans and partial withdrawals.

Rider Termination - This Rider will end on the earliest of:
(a) the date of the first business day on which we receive at our Operations Center the Certificate Owner's written request to end it.
(b) the 10th policy anniversary;
(c) the date the Certificate goes out of force.

On and after its end, this Rider will have no force.

Attached on its Date of Issue.

/s/ David S. Waldman
DAVID S. WALDMAN, Secretary

02109C